

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 27, 2014

<u>Via Email</u>
Elon Musk
Chief Executive Officer
Tesla Motors, Inc.
3500 Deer Creek Road
Palo Alto, California 94304

      Re: Tesla Motors, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2012
              Filed March 7, 2013
              Form 10-Q for Quarterly Period Ended September 30, 2013
              Filed November 8, 2013
              File No. 001-34756

Dear Mr. Musk:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                          Sincerely,

                          /s/ Lyn Shenk

                          Lyn Shenk
                          Branch Chief